                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                           --------------------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1 (a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 1)1

                          SHAMAN PHARMACEUTICALS, INC.
                                (Name of Issuer)

                          COMMON STOCK $0.001 PAR VALUE
                           (Title of Class Securities)

                               Jean-Noel Julliard
                       Head of Business & Economic Affairs
                                   Lipha S.A.
                               37 rue Saint-Romain
                          69379 Lyon, cedex 08, France
                              011-33-4-72-78-29-08
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 3, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because Rule 13d-1 (e), 13d-1(f) or 13d-1(g), check the following box [ ]


                         (continued on following pages)
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             Exhibit Index: Page 13

   CUSIP NO. 819319 10                      SCHEDULE 13D


--------------------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                                      Merck KGaA
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [ ]
                                                               (b) [ ]

--------------------------------------------------------------------------------
   3      SEC USE ONLY

--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS
                                                          OO
--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)                            [ ]

--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

                                                       GERMANY
--------------------------------------------------------------------------------
   NUMBER OF SHARES       7     SOLE VOTING POWER
BENEFICIALLY OWNED BY                                      0
EACH REPORTING PERSON
         WITH
--------------------------------------------------------------------------------
                          8     SHARED VOTING POWER
                                1,000,092,248*
--------------------------------------------------------------------------------
                          9     SOLE DISPOSITIVE POWER
                                          0
--------------------------------------------------------------------------------
                          10    SHARED DISPOSITIVE POWER
                                1,000,092,248*
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                              1,000,092,248*
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                            [ ]
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                        98.7%*
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON

                                                          CO
--------------------------------------------------------------------------------


* Includes 1,000,005,000 shares that Lipha S.A. may acquire upon automatic conversion of 133,334 shares of Series R Convertible Preferred Stock of the Issuer (the "Series R Shares") on February 1, 2000, at the conversion price calculated as of November 30, 1999.

ITEM 1. SECURITY AND ISSUER

         This Amendment No. 1 to the statement on Schedule 13D is being filed by Merck KGaA, a Kommanditgesellschaft auf Aktien organized under the laws of Germany ("KGaA" or the "Acquiror") and relates to the acquisition by Lipha S.A., a French corporation (collectively with Lipha Lyonnaise Industrielle Pharmaceutique SA, its predecessor prior to an internal reorganization, "Lipha"), of 133,334 shares of the Series R Convertible Preferred Stock ("Series R Stock") of Shaman Pharmaceuticals, Inc., a Delaware corporation (the "Issuer" or the "Company"). Lipha is a wholly-owned subsidiary of KGaA and KGaA may be deemed to be the beneficial owner of the shares held by Lipha. KGaA is controlled by E. Merck, a German partnership, which holds approximately 74% of the shares of KGaA.

         The class of securities to which this statement relates is the common stock, par value $0.001 per share (the "Common Stock") of the Issuer. Specifically, this statement relates to the shares of Common Stock issuable upon the automatic conversion of the Series R Stock on February 1, 2000. The address of the principal executive offices of the Issuer is 213 East Grand Avenue, South San Francisco, California 94080.

                  Relationship with the Company

         On September 23, 1996, Lipha entered into a five-year collaborative agreement (the "Research & Development Agreement") with the Company to jointly develop the Company's antihyperglycemic drugs. In connection with the Research & Development Agreement, the parties also entered into a Stock Purchase Agreement and Registration Rights Agreement (collectively with the Research & Development Agreement, the "Agreements") providing for Lipha's purchase of Common Stock, as described below, and giving Lipha certain rights to require that its shares of Common Stock be registered under the Securities Act of 1933 after September 23, 1998.

         Pursuant to the Agreements, in exchange for development and marketing rights in all countries except Japan, South Korea and Taiwan, Lipha agreed to provide up to $9.0 million in research payments and up to $10.5 million in periodic equity investments over four years, priced at a 20% premium to a multi-day volume weighted average price of Common Stock at the time of purchase. On signing the Agreements, Lipha paid the Company a $1.5 million up-front research payment and $3.0 million for the purchase of 388,918 shares of Common Stock. Lipha made additional scheduled purchases of Common Stock, pursuant to the terms of the Agreements, on September 23, 1997 (200,787 shares) and September 23, 1998 (813,008 shares).

         Pursuant to the Research & Development Agreement, the Company agreed, among other things, to allocate between twenty and thirty full-time equivalent scientists (as such term is defined in the Research & Development Agreement) to its pharmaceuticals development obligations under the Research & Development

Agreement. The Research & Development Agreement provided for additional preclinical and clinical milestone payments to the Company in excess of $10.0 million per compound for each antihyperglycemic drug the Company developed and commercialized. Lipha was to bear all preclinical, clinical, regulatory and other development expenses associated with the compounds selected by Lipha under the Research & Development Agreement. In addition, as products were commercialized by Lipha, the Company would receive royalties on all product sales outside the United States and up to 50% of the profits (if the Company were to exercise co-promotion rights) or royalties on all product sales in the United States. Certain of the milestone payments were to be credited against future royalty payments, if any, due to the Company from sales of products developed pursuant to the Research & Development Agreement. On December 3, 1998, the parties completed a renegotiation of the terms of the Agreements. Under the new terms, the Company forgave $6.0 million in aggregate payments due from Lipha over the remaining term of the original Agreements in exchange for a one-time up-front payment from Lipha of an aggregate of $2.0 million, consisting of a $1.0 million research payment and a $1.0 million equity investment pursuant to which, on December 3, 1998, Lipha purchased 342,231 shares of Common Stock, bringing its total ownership of Common Stock to 1,744,944. As a result of the Company's 20 for 1 reverse stock split effective June 22, 1999, Lipha's total ownership of Common Stock was reduced to 87,248.

On February 1, 1999, the Company unilaterally announced that it would immediately cease operations in its pharmaceutical business and devote most of its efforts to the development and marketing of botanical dietary supplements derived from tropical plant sources. Shortly thereafter, the Company informed Lipha that it would cease to perform its obligations under the Research & Development Agreement.

ITEM 2.  IDENTITY AND BACKGROUND

         The Acquiror is a Kommanditgesellschaft auf Aktien organized under the laws of Germany with its principal offices located at Frankfurter Str. 250, D-64293 Darmstadt, Germany. The Acquiror is part of a worldwide operating group of companies in the business sectors of pharmaceuticals, laboratory supplies and services and specialty chemicals. The name, business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship of each of the directors and executive officers of the Acquiror and each general partner of E. Merck is set forth in Schedule A attached hereto and incorporated herein by this reference. During the last five years, neither the Acquiror, E. Merck nor, to the best of the Acquiror's knowledge, any of the persons identified in Schedule A hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Lipha acquired the Series R Stock in exchange for releasing the Company from claims made by Lipha under the Research & Development Agreement.

ITEM 4.  PURPOSE OF TRANSACTION

         The Acquiror views the acquisition of shares of Common Stock and Series R Stock of the Issuer primarily as an investment incident to its product research and development activities and has no present intention to increase its proportional investment in the Issuer, dispose of its shares of Common Stock or to effect any transaction that would relate to or result in any of the events described in subparagraphs (a) through (j) of this item. Nevertheless, there is substantial uncertainty regarding Lipha's ongoing relationship with the Company and the Acquiror reserves the right to change its investment in the Issuer based upon the results of ongoing discussions between Lipha and the Issuer, the market price of the Common Stock, alternative investment possibilities available to it, its business and research and development strategy and other factors which may emerge from time to time.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         As of the date hereof, Lipha owns of record and beneficially (i) 87,248 shares of Common Stock (the "Common Shares") and (ii) 133,334 shares of Series R Stock. The Company issued Series R Stock pursuant to the terms set forth in the Company's rights offering which was completed in August 1999 (the "Rights Offering"). In the Rights Offering, the Company offered to the Common Stock shareholders of record as of July 14, 1999 (including Lipha) shares of Series R Stock at a price of $15.00 per share. Lipha acquired its shares of Series R Stock pursuant to a Settlement Letter dated August 18, 1999 between the Company and Lipha (the "Settlement Letter") attached hereto as exhibit 5. Under the terms of the Settlement Letter, the Company issued 133,334 shares of Series R Stock, having a value of $2.0 million at the Rights Offering price of $15.00 per share, to Lipha in partial settlement for claims made by Lipha under the Research & Development Agreement. As of November 30, 1999, 777,101 shares of Series R Stock, including those acquired by Lipha, were outstanding.

The Series R Stock will automatically convert into Common Stock on February 1, 2000. Each share of Series R Stock will convert into a number of shares of Common Stock equal to $15.00 divided by the conversion price then in effect (the "Conversion Price"). The Conversion Price will be equal to the lesser of (i) $0.10 per share, or (ii) the price that is equal to 10% of the average closing sales price of Common Stock for the 10 trading days ending three trading days prior to February 1, 2000. The exact number of shares of Common Stock into which each share of Series R Stock will be converted will not be calculable under the terms of the Rights Offering until January

26, 2000. For purposes of determining the number of shares of the Common Stock beneficially owned by Lipha and Lipha's percentage ownership of Common Stock in this statement, we have used the Conversion Price calculated as of November 30, 1999. Based on the Conversion Price as of November 30, 1999, Lipha's shares of Series R Stock will convert into 1,000,005,000 shares of Common Stock (the "Underlying Shares") upon the automatic conversion of the Series R Stock on February 1, 2000. Pursuant to Rule 13d-3(d)(1) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Lipha is deemed to beneficially own the Underlying Shares. Because KGaA is controlled by E. Merck and because Lipha is a wholly-owned subsidiary of KGaA, E. Merck and KGaA may be deemed to be the beneficial owners of the shares of Common Stock and Series R Stock held by Lipha. In accordance with Rule 13d-3(d)(1)(i) of the Exchange Act, assuming conversion of only the shares of Series R Stock owned by Lipha, the sum of the Common Shares and the Underlying Shares represent 98.7% of the total shares of Common Stock. However, all shares of the Series R Stock will automatically convert to shares of Common Stock on February 1, 2000. Assuming conversion of all of the shares of Series R Stock into Common Stock on February 1, 2000, the Common Shares and Underlying Shares represent 17.1% of the total shares of Common Stock.

         Except as set forth herein, there have been no transactions in the Common Stock of the Issuer by the Acquiror or any of the executive officers or directors identified in Schedule A hereto during the 60 days preceding the filing of this Amendment No. 1.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except as set forth herein, the Acquiror (and the executive officers and directors identified in Schedule A hereto) do not have any arrangements, contracts, understandings or relationships (legal or otherwise) with respect to each other or with any other person with respect to the securities of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

1. Joint Research and Product Development Agreement dated as of September 23, 1996 between the Company and Lipha (incorporated by reference to exhibit 10.50 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996, as amended).*

2. Stock Purchase Agreement dated as of September 23, 1996 between the Company and Lipha (incorporated by reference to exhibit 10.51 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996, as amended).*

3. Registration Rights Agreement dated as of September 23, 1996 between the Company and Lipha (attached as Exhibit A to the preceding exhibit).

4. Letter Agreement dated December 1, 1998 (incorporated by reference to exhibit 4 of the Reporting Person's Statement on Schedule 13D filed June 4, 1999).

5.       Settlement Letter dated as of August 18, 1999 between the Company and
         Lipha.

6. Prospectus for Rights to Purchase Series R Convertible Preferred Stock of Shaman Pharmaceuticals, Inc., dated July 16, 1999, (incorporated by reference to the Company's Registration Statement on Form S-1 filed November 22, 1999).


* Confidential treatment has been granted with respect to certain portions of these agreements.

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  December 3, 1999
                                   Merck KGaA


                                   By:      /s/ Klaus-Peter Brandis
                                            ------------------------------------
                                            Name:      Klaus-Peter Brandis
                                            Title:     Departmental Director

                                                                      SCHEDULE A

                        DIRECTORS AND EXECUTIVE OFFICERS
                                       OF
                             MERCK KGAA AND E. MERCK


                  The address of each of the directors, executive officers and general partners listed below is c/o Merck KGaA at its principal offices located at Frankfurter Str. 250, D-64293 Darmstadt, Germany. All individuals listed below are citizens of Germany.

NAME                                           POSITION AND PRINCIPAL OCCUPATION

MERCK KGaA

Dr. Heinrich Hornef                            Chairman, Supervisory Board (Aufsichtsrat); Member of
                                               partners council of SAP, Walldorf, a computer
                                               industry/software company, of Neurottstrasse 16.69190
                                               Germany and of Friatec AG, a machine building/engineering
                                               company, of Steinzeugstrasse 50, 68229 Mannheim, Germany

Flavio Battisti                                Vice Chairman, Supervisory Board (Aufsichtsrat)

Michael Fletterich                             Supervisory Board Member (Aufsichtsrat)

Jon Baumhauer                                  Supervisory Board Member (Aufsichtsrat); Chief Executive
                                               Officer, Matthias Kraus KG, a beverage manufacturer, of
                                               Mariastrasse 14, 80639 Munchen, Germany.

Klaus Brauer                                   Supervisory Board Member (Aufsichtsrat)

Prof. Dr. Christoph Clemm                      Supervisory Board Member (Aufsichtsrat)

Dr. Michael Kasper                             Supervisory Board Member (Aufsichtsrat)

Brigitte Niems                                 Supervisory Board Member (Aufsichtsrat)

Dr. Arend Oetker                               Supervisory Board Member (Aufsichtsrat); Member of partners councils of Cognos AG, an education/counseling company, of
                                               Kielortallee 1, 20144 Hamburg, Germany, Jungheinrich AG, a
                                               warehousing/transport/service company of Freidrich-Ebert-Damm
                                               129, 22047 Hamburg, Germany, VAW Aluminum AG, an aluminum
                                               manufacturer, of Georg-von-Boeselager-Strasse 25,
                                               53117 Bonn, Germany

Hans Schonhals                                 Supervisory Board Member (Aufsichtsrat); Member of partners councils of Pirelli Deutschland AG, a tyre-industry business, of 64741 Breuberg, Germany, Rohm GmbH, a plastic-industry/chemistry company of Kirschenallee, 64293 Darmstadt, Germany

Dr. Gerhard Ziener                             Supervisory Board Member (Aufsichtsrat); Member of
                                               advisory boards of Benckiser Holding GmbH, a machine-building company, of Ludwig-Bertram-Strasse 8, 67059 Ludwigshafen, Germany
                                               and Dohler GmbH, a good stuffs company, of Riedstrasse 9, 64295
                                               Darmstadt, Germany

Peter Zuhlsdorff                               Supervisory Board Member (Aufsichtsrat); Member of partners councils of Deutz AG, a vehicle engineering company, of
                                               Muhlheimer Strasse 107, 51063 Koln, Germany, GFK AG, an
                                               opinion research company, of Nordwestring 101, 90419
                                               Nurnberg, Germany, and Deutsche Hypothekenbank AG, a
                                               banking company, of Taunusanlage 9, 60329 Frankfurt, Germany

Dr. Walter Bardorff                            Director (Direktor)

Prof. Dr. Gerd Bauer                           Director (Direktor)

Dr. Michael Becker                             Director (Direktor)

Dr. Klaus Bofinger                             Director (Direktor)

Rolf Peter Deutsch                             Director (Direktor)

Prof. Dr. Christian Flamig                     Director (Direktor)

Walter Galinat                                 Director (Direktor)

Dr. Jurgen Gehlhaus                            Director (Direktor)

Dr. Hartmut Hartner                            Director (Direktor)

Dr. Ullrich Hanstein                           Director (Direktor)

Dr. Sigmar Herberg                             Director (Direktor)

Dr. Hans-Joachim Lohrisch                      Director (Direktor)

Dr. Ingeborg Lues                              Director (Direktor)

Prof. Dr. Hans-Eckart Radunz                   Director (Direktor)

Dr. Bernd Reckmann                             Director (Direktor)

Dr. Karl Roser                                 Director (Direktor)

Prof. Dr. Erhard Schnurr                       Director (Direktor)

Joachim Szebel                                 Director (Direktor)

Jurgen Schupp                                  Director (Direktor)

Dr. Gregor Wehner                              Director (Direktor)

Ernst-Jorg Zehelein                            Director (Direktor)

Walter Zywottek                                Director (Direktor)

York Bernau                                    Departmental Director (Abteilungsdirektor)

Rudolf Bracher                                 Departmental Director (Abteilungsdirektor)

Klaus-Peter Brandis                            Departmental Director (Abteilungsdirektor)

Dr. Jurgen Eichler                             Departmental Director (Abteilungsdirektor)

Dr. Rolf Fohring                               Departmental Director (Abteilungsdirektor)

Winfried Muller                                Departmental Director (Abteilungsdirektor)

Friedrich Schmitt                              Departmental Director (Abteilungsdirektor)

Gerhard Weber                                  Departmental Director (Abteilungsdirektor)

E. MERCK

Prof. Dr. Hans Joachim Langmann                Executive Board Member (Geschaftsleitung), E. Merck;
                                               general partner, E. Merck

Wolfgang Honn                                  Executive Board Member (Geschaftsleitung), E. Merck;
                                               general partner, E. Merck; Director of VWR Scientific
                                               Products Corp. ("VWR"), an indirect subsidiary of Merck KGaA

Dr. Michael Romer                              Executive Board Member (Geschaftsleitung), E. Merck;
                                               general partner, E. Merck

Prof. Dr. Bernhard Scheuble                    Executive Board Member (Geschaftsleitung), E. Merck;
                                               general partner, E. Merck

Prof. Dr. Thomas Schreckenbach                 Executive Board Member (Geschaftsleitung), E. Merck;
                                               general partner, E. Merck

Dr. Harald J. Schroder                         Executive Board Member (Geschaftsleitung), E. Merck;
                                               general partner, E. Merck; Chairman, Board of Directors of
                                               EM Industries Incorporated, an indirect subsidiary of Merck
                                               KGaA, of 7 Skyline Drive, Hawthorne, NY 10532; Director of
                                               VWR

Dr. Johannes Sombroek                          Executive Board Member (Geschaftsleitung), E. Merck;
                                               general partner, E. Merck

Jon Baumhauer                                  Chairman, Partners Council, E. Merck; see also, entry under
                                               Merck KGaA

Dr. Heinrich Hornef                            Partners Council Member, E. Merck

Karl-Heinrich Kraft                            Partners Council Member, E. Merck

Albrecht Merck                                 Partners Council Member, E. Merck

Dr. Arend Oetker                               Partners Council Member, E. Merck

Dr. Frank Stangenberg-Haverkamp                Partners Council Member, E. Merck

Dr. Gerhard Ziener                             Partners Council Member, E. Merck

Peter Zuhlsdorff                               Partners Council Member, E. Merck

Prof. Dr. Christoph Clemm                      Partners Council Member, E. Merck; see also, entry under
                                               Merck KGaA

                                  EXHIBIT INDEX

Exhibit                         Description                                        Page
-------                         -----------                                        ----
1.       Joint Research and Product Development Agreement dated as of September
         23, 1996 between the Company and Lipha (incorporated by reference to exhibit 10.50 to the Company's Quarterly Report on Form 10-Q for the
         quarter ended September 30, 1996, as amended).*

2.       Stock Purchase Agreement dated as of September 23, 1996 between the
         Company and Lipha (incorporated by reference to exhibit 10.51 to the Company's Quarterly Report on Form 10-Q for the quarter ended September
         30, 1996, as amended).*

3. Registration Rights Agreement dated as of September 23, 1996 between the Company and Lipha (attached as Exhibit A to the preceding exhibit).

4. Letter Agreement dated December 1, 1998 (incorporated by reference to exhibit 4 of the Reporting Person's Statement on Schedule 13D filed
         June 4, 1999).

5.       Settlement Letter dated as of August 18, 1999 between the Company and
         Lipha.

6. Prospectus for Rights to Purchase Series R Convertible Preferred Stock of Shaman Pharmaceuticals, Inc., dated July 16, 1999, incorporated by reference to the Company's Registration Statement on Form S-1 filed
         November 22, 1999.


* Confidential treatment has been granted with respect to certain portions of these agreements.